FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 27, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	July 27, 2017	By:	/s/ Caroline Storrie
			Name:	Caroline Storrie
			Title:	Assistant Secretary

The Royal Bank of Scotland Group plc

Update on RBS’s remaining State Aid obligation regarding the business previously described as Williams & Glyn

26 July 2017

Following the consultation process carried out by the European Commission (“EC”) and a market testing exercise carried out by HM Treasury (“HMT”), RBS has been informed by HMT that an alternative remedies package has now been agreed in principle between HMT and the EC Commissioner responsible for competition.

This revised package is focused on the following two remedies to promote competition in the market for banking services to small and medium enterprises (“SMEs”) in the UK.

•	A £425m Capability and Innovation Fund, to be administered by an independent body, that will grant funding to a range of competitors in the UK banking and financial technology sectors; and
•	An Incentivised Switching Scheme which will provide £275m of funding for eligible challenger banks to help them incentivise SME customers of the business previously described as Williams & Glyn to switch their accounts and loans from RBS paid in the form of “dowries” to the receiving bank. An additional £75m will be made available by RBS to cover customers’ costs of switching.

This revised package will be submitted to the EC’s College of Commissioners for approval and if agreed will form the basis of a new term sheet in relation to RBS’s remaining State Aid commitments. It is expected to come into effect during H2 2017, upon which RBS will no longer be obliged to achieve separation and divestment of the business previously described as Williams & Glyn by 31 December 2017.

A £750m provision was recognised in RBS’s 2016 Annual Results in relation to the previously proposed package of measures. An incremental charge of £50m in relation to the revised package and its implementation costs will be recorded in the RBS H1 2017 results which will be announced 4th August 2017, taking the total provision to £800m.

RBS will incur running costs for the duration of the scheme, which are estimated at around £35m and will be substantially incurred before the end of 2019. Furthermore, under the terms of the revised package, should the uptake within the Incentivised Switching Scheme not be sufficient, RBS could be required to make a further contribution, capped at £50m.

Ross McEwan, RBS CEO, said “We welcome the progress that HMT and the EC Commissioner responsible for competition have made on agreeing an alternative package of remedies to increase competition in the SME marketplace. We await a formal decision on this proposal which would allow us to resolve our final State Aid divestment obligation.”

Investor Relations

+44 (0) 20 7672 1758

RBS Media Relations

+44 (0) 131 523 4205

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK annual report and accounts and interim reports and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

MAR

This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR). For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Matt Waymark, Head of Investor Relations for The Royal Bank of Scotland Group.